Exhibit 21.1

Subsidiaries of Orchestra BioMed Holdings, Inc.

Name	State or Jurisdiction of Incorporation or Organization
Orchestra BioMed, Inc.	Delaware

BackBeat Medical, LLC	Delaware

Caliber Therapeutics, LLC	Delaware

FreeHold Surgical, LLC	Delaware

Accelerated Technologies Inc.	Delaware